SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX

AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8744 KLIEKEFETT@SIDLEY.COM

EDGAR and Email

April 4, 2023

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Genworth Financial, Inc., File No. 001-32195

Dear Ms. Chalk:

On behalf of our client, Genworth Financial, Inc. (the “Company”), set forth below is a response to oral comments received over the telephone from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 3, 2023 with respect to the preliminary proxy statement filed on March 24, 2023 by the Company with the Commission under cover of Schedule 14A as form type PREC14A.

For your convenience, the following response is prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

1.

For an election to be “contested” under the Bylaws, a stockholder must have delivered a nomination notice “in compliance with the requirements for stockholder nominees for director set forth in Section 2.12” of the Bylaws. Please indicate whether Scott Klarquist has delivered such a nomination notice and, if so, describe how such notice satisfied Section 2.12(a)(3)(G) without also constituting the notice required by Rule 14a-19(a)(1) under the Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment.

Scott Klarquist delivered valid notice of his intent to nominate himself for election to the Company’s board of directors in accordance with Section 2.12 of the Company’s Amended and Restated Bylaws (the “Bylaws”) because his notice, as supplemented, set forth the information required to be included therein under Section 2.12. The validity of Mr. Klarquist’s notice is subject to any information learned by the Company after the date hereof and compliance by Mr. Klarquist with the provisions of Section 2.12 of the Bylaws that require compliance after the date hereof, such as the supplements required by Section 2.12(c)(2).

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

April 4, 2023

In addition to providing the other information required by Section 2.12 of the Bylaws, Mr. Klarquist’s notice complied with Section 2.12(a)(3)(G) because he provided the required representation. Section 2.12(a)(3)(G) requires that a stockholder’s notice set forth

“a representation from such Noticing Party as to whether such Noticing Party or any Stockholder Associated Person intends or is part of a group that intends to (i) solicit proxies in support of the election of any Proposed Nominee in accordance with Rule 14a-19 under the Exchange Act or (ii) engage in a solicitation (within the meaning of Exchange Act Rule 14a-1(l)) with respect to the nomination or other business, as applicable, and if so, the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act) in such solicitation.”

In a letter to the Company, dated as of February 20, 2023, Mr. Klarquist stated that “I currently intend to solicit proxies from 10 or fewer GNW shareholders (i.e., not pursuant to Exchange Act Rule 14a-19)” (emphasis added). This representation satisfied Section 2.12(a)(3)(G) of the Bylaws because it stated that Mr. Klarquist did not intend to engage in a solicitation of proxies in accordance with Rule 14a-19 under the Securities Exchange Act of 1934, as amended (as required by clause (i)), but did intend to engage in a solicitation (as required by clause (ii)).

Although Mr. Klarquist represented that he did not intend to solicit proxies in accordance with Rule 14a-19, his representation still satisfied the requirements under Section 2.12(a)(3)(G). Under Section 2.12(a)(3)(G)(i), a stockholder is not required to solicit proxies in accordance with Rule 14a-19, but only to represent to the Company whether (or not) it intends to do so. Therefore, Mr. Klarquist’s representation that he did not intend to solicit proxies in accordance with Rule 14a-19 satisfies this provision under the Bylaws.

Neither Mr. Klarquist’s representation, nor any other information provided by Mr. Klarquist, constituted the notice required by Rule 14a-19(a)(1) because it did not include the information required therein, including a statement that Mr. Klarquist intends to solicit the holders of at least 67% of the Company’s voting power (Rule 14a-19(b)(3)). Notably, Mr. Klarquist could not solicit 67% of the Company’s stockholders even if he solicited the Company’s ten largest stockholders, consistent with his representation.1

In sum, Mr. Klarquist’s nomination notice complied with Section 2.12 of the Bylaws, including by setting forth a representation that he does not intend to solicit proxies in accordance with Rule 14a-19. However, his notice did not also satisfy Rule 14a-19(a)(1) because it lacked all of the information required thereby.

[1]	The Company’s ten largest shareholders own 46.96% of the Company’s outstanding common stock. FactSet, as of April 3, 2023.

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

April 4, 2023

*    *     *    *    *

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

cc: Michael McCullough, Senior Vice President and Corporate Secretary, Genworth Financial, Inc.